

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2009

Chengyu Fu
Chairman, Executive Director and
Chief Executive Officer
CNOOC Ltd.
65th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong

> **Re:** **CNOOC Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 8, 2009**
> **Response Letter Dated October 13, 2009**
> **File No. 001-14966**

Dear Mr. Fu:

We have reviewed your response letter and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Engineering Comment

Supplementary Information on Oil and Gas Producing Activities, page S-1

1. We have reviewed your response to prior comment five from our letter dated September 1, 2009. We reiterate our request that you provide us with the year in which the gas reserves were first booked as proved reserves and that you provide us with the schedule of development of these reserves. In addition, please confirm that all the reserves had binding gas sales contracts when they were first booked as proved undeveloped gas reserves.

Closing Comments

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                        Sincerely,

                        Mark C. Shannon
                        Branch Chief